Exhibit 12.1

Ratio of Earnings to Fixed Charges

				Nine Months Ended
	Year Ended December 31,			September 30,
	2001	2002	2003	2003	2004
	(Dollars in thousands)
Income (Loss) from Continuing Operations	37,922	23,961	534	(513)	(5,078)
Plus: Income Taxes	(12,213)	2,959	192	(57)	(1,893)
Minority Interest	1,524	(227)	—	—	—
Fixed Charges	14,733	14,915	16,107	11,818	14,375
Less: Capitalized Interest	(1,452)	(1,693)	(1,823)	(844)	(1,346)

Earnings Available for Fixed Charges	40,514	39,915	15,010	10,404	6,058

Fixed Charges:
Interest Expense	12,590	12,149	12,988	9,979	12,520
Capitalized Interest	1,452	1,693	1,823	844	1,346
Amortization of Debt Discount and Issuance Cost	579	930	1,123	877	365
Estimated Portion of Rental Expense Equivalent to Interest(1)	112	143	173	118	144

Total Fixed Charges	14,733	14,915	16,107	11,818	14,375

Ratio of Earnings to Fixed Charges	2.75	2.68	0.93	0.88	0.42

(1)	Represents the portion of estimated rental expense assumed to be attributable to interest factors appropriate for the period during which the rental obligations were incurred. Thirty-three percent was applied for the periods presented.